BROADMARK REALTY CAPITAL INC.

January 4, 2021

VIA EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention:	Ruari Regan / David Link

Re:	Broadmark Realty Capital Inc.

Registration Statement on Form S-3

Filed December 2, 2020

File No. 333-251075

Broadmark Realty Capital Inc. (the “Company” or “Broadmark Realty”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated December 29, 2020, relating to the Company’s Registration Statement on Form S-3 filed on December 2, 2020 (the “Registration Statement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The Company is concurrently submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Registration Statement on Form S-3

General

1.	We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more subsidiary guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X, unless an appropriate exemption applies. Please revise your prospectus to include either the financial statements of your subsidiary guarantors or the footnote presenting condensed consolidating financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X, or advise.

Response

We respectfully inform the Staff that management considered the guidance in Rule 13-01 of Regulation S-X in its disclosure related to subsidiary guarantors within the Registration Statement. Rule 13-01, effective January 4, 2021 with early adoption permitted, amended Rule 3-10 of Regulation S-X to simplify disclosure requirements related to certain registered securities. Based on the amendments to Rule 3-10 of Regulation S-X, subsidiary issuers of registered obligations guaranteed by the parent and subsidiary guarantors of registered parent obligations are not required to provide separate financial statements, provided that:

1)	the subsidiary is consolidated into the parent company’s consolidated financial statements;
2)	in the case of parent guarantees of subsidiary obligations, the parent guarantee is full and unconditional; and,
3)	subject to certain exceptions, the alternative disclosure required by Rule 13-01 is provided, which includes narrative disclosure and summarized financial information.

BRMK Lending, LLC and BRMK Management, Corp., the subsidiary guarantors of the Broadmark Realty notes registered under the Registration Statement, are consolidated in Broadmark Realty’s consolidated financial statements. In addition, Section 10.01 of each of the indentures provides that the guarantees will be full and unconditional. Finally, the Company considered the exception permitted under Rule 13-01(a)(4)(vi) and has excluded the summarized combined financial information for the subsidiary guarantors as the assets, liabilities and results of operations of the combined parent issuer and the subsidiary guarantors are not materially different than the corresponding amounts presented in the consolidated financial statements of Broadmark Realty. The consolidated subsidiaries of the Company that are not guarantors represent less than 1% of the Company’s consolidated assets, liabilities, equity, revenue and net income for the three and nine months ended September 30, 2020. As a result, management believes that summarized combined financial information for the subsidiary guarantors would be repetitive and not provide incremental value to investors in evaluating the sufficiency of the guarantee.

The Amended Registration Statement includes the descriptive information contemplated by Rule 13-01(a) on page 3 immediately following the “Risk Factors” section.

2.	We note your statement that “BRMK Lending, LLC may offer … debt securities, and Broadmark Realty Capital Inc. … may guarantee … any such debt securities.” (emphasis added). Please revise your Form S-3 to clarify that BRMK Lending can only issue debt securities on Form S-3 if Broadmark Realty Capital guarantees the debt securities.

Response

We respectfully inform the Staff that management has revised the Registration Statement to clarify that BRMK Lending, LLC can only issue debt securities on Form S-3 if Broadmark Realty Capital Inc. guarantees the debt securities. The cover page of the Amended Registration Statement, the prospectus cover page and the disclosure on page 32 under the heading “Guarantees” expressly provide that any debt securities issued by BRMK Lending will be fully and unconditionally guaranteed by Broadmark Realty Capital Inc.

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We hope that the foregoing is responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact the undersigned at (908) 727-0589 should you require further information or have any questions.

Very truly yours,

/s/ David Schneider
David Schneider
Chief Financial Officer

cc:	Jeffrey Pyatt (Broadmark Realty Capital Inc.)

Nevin Boparai (Broadmark Realty Capital Inc.)

Eliot W. Robinson, Esq. (Bryan Cave Leighton Paisner LLP)